                                                                      EXHIBIT 12

                               AVISTA CORPORATION

    Computation of Ratio of Earnings to Fixed Charges and Preferred Dividend
                                  Requirements
                                  Consolidated
                             (Thousands of Dollars)

                                                    12 months
                                                      ended             Years Ended December 31
                                                     June 30,   ---------------------------------------
                                                      2003        2002       2001      2000      1999
                                                    ---------   --------   --------  --------  --------
Fixed charges, as defined:
     Interest expense                               $  87,832   $ 96,005   $100,180  $ 64,765  $ 61,666
     Amortization of debt expense
       and premium - net                                8,060      8,861      5,639     3,409     3,044
     Interest portion of rentals                        5,970      6,140      5,140     4,324     4,645
                                                    ---------   --------   --------  --------  --------

         Total fixed charges                        $ 101,862   $111,006   $110,959  $ 72,498  $ 69,355
                                                    =========   ========   ========  ========  ========

Earnings, as defined:
     Income from continuing operations              $  44,061   $ 42,174   $ 68,241  $109,065  $ 31,223
     Add (deduct):
       Income tax expense                              36,345     34,849     40,585    81,143    18,276
       Total fixed charges above                      101,862    111,006    110,959    72,498    69,355
                                                    ---------   --------   --------  --------  --------

         Total earnings                             $ 182,268   $188,029   $219,785  $262,706  $118,854
                                                    =========   ========   ========  ========  ========

Ratio of earnings to fixed charges                       1.79       1.69       1.98      3.62      1.71

Fixed charges and preferred dividend requirements:
     Fixed charges above                            $ 101,862   $111,006   $110,959  $ 72,498  $ 69,355
     Preferred dividend requirements (1)                4,217      4,387      3,878    41,394    33,914
                                                    ---------   --------   --------  --------  --------

         Total                                      $ 106,079   $115,393   $114,837  $113,892  $103,269
                                                    =========   ========   ========  ========  ========
Ratio of earnings to fixed charges
  and preferred dividend requirements                    1.72       1.63       1.91      2.31      1.15

(1) Preferred dividend requirements have been grossed up to their pre-tax level.